Exhibit 99.1

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
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James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES THE RESULTS OF ITS
INSURANCE SUBSIDIARIES FOR THE FIRST NINE MONTHS OF 2004

•	Tranquilidade's net profits up 49.4% on a comparable basis, statutory total operating costs decline 8.8%
•	Espírito Santo Seguros' net profits up 13.0% and premiums increase 19.1%
•	Tranquilidade Vida's net profits up 13.9% while technical results grow 20.5%

Luxembourg/Portugal – 28th October 2004 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF), announced today the non-audited results of its insurance subsidiaries Companhia de Seguros Tranquilidade (“Tranquilidade”) (non-life), Espírito Santo Seguros (“ES Seguros”) (non-life bancassurance) and Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”) (life), for the first nine months of 2004.

Tranquilidade

Tranquilidade’s un-audited adjusted net profits for the first nine months of 2004 increased 49.4% against comparable results for the same period in 2003, thus continuing to show a strong operational performance and the consolidation of the turnaround showed over the previous periods.

In September 2003 net profits reached 22.0 million Euros, of which approximately 13.5 million Euros constituted positive non recurrent extraordinary contributions from releases of unexpired risk reserves and recoveries from reinsurance treaties, resulting in an adjusted net profit of 8.5 million Euros. Tranquilidade’s September 2004 net profits of 14.5 million Euros, similarly adjusted, result in adjusted net profits of 12.7 million Euros, which compare with adjusted net profits of 8.5 million Euros in September 2003.

Premiums grew 3.3% to 250.1 million Euros, in line with budget estimates, with very strong growth in strategic products, such as Health (+16.7%) and Personal Accidents (+35.1%).

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Technical results have decreased 12.8% from 69.7 million Euros in September 2003 to 60.8 million Euros in September 2004, a totally anticipated result given the already mentioned non-recurrent extraordinary results of 2003.

Statutory total operating costs (general costs plus other non-technical costs) continued to show a very positive evolution, decreasing 8.8% year on year, with the costs to premiums ratio decreasing from 27.6% in September 2003 to 24.4% in September 2004.

Tranquilidade’s statutory combined ratio at the end of September 2004 was 98.9%, reflecting a deterioration over the level of 97.4% reached at the end of 2003, and against an exceptional 93.7% in September 2003.

Fitch Ratings has recently assigned Tranquilidade an Insurer Financial Strength rating of A-, Outlook Stable.

Tranquilidade
Main Operating Indicators

	Sep. 2003	Sep. 2004	Var.
	€ millions
Balance Sheet
Investments	622.5	583.8	-6.2%
Net assets	796.0	755.8	-5.1%
Shareholders' funds	141.5	162.8	15.1%
Underwriting provisions direct business	511.0	515.5	0.9%
Claims reserves (gross)	418.0	416.2	-0.4%
Claims reserves (net of reinsurance)	391.6	388.3	-0.8%
Technical reserves (gross)	511.0	515.5	0.9%
Profit and Loss Account
Gross written premiums	242.0	250.1	3.3%
Net written premiums	211.5	217.4	2.8%
Cost of claims (gross)	160.4	158.5	-1.2%
General costs	57.4	57.9	0.9%
Net profits	22.0	14.5	-34.1%
Adjusted net profits	8.5	12.7	49.4%
Claims ratio (gross)*	66.3	64.5	-2.7%
Claims ratio (net of reinsurance)*	67.3	69.8	3.7%
Productivity
Number of Policies	988,330	984,058	-0.4%
Premiums/Number of Employees	0.278	0.299	7.6%
General costs/GWP	24%	23%	-4.2%
General costs/Number of Employees	0.066	0.070	6.1%
Other
Number of Employees	869	834	-4.0%

*With allocated claims’ handling expenses

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Espirito Santo Seguros

ES Seguros continued to perform positively with premium growth of 19.1%, from 36.7 to 43.7 million Euros and an increase in net income of 13.0% to 2.6 million Euros in September 2004, which compares with 2.3 million Euros in September 2003.

Net written premiums increased by 18.8% to 41.0 million Euros and net operating costs decreased by 0.6% to 9.2 million Euros. These represented 21.1% of total gross premium income at September 2004, which compares with 25.2% at September 2003. Consequently, the combined ratio decreased from 94.2% down to 93.3% from September 2003 to September 2004.

Fitch Ratings has recently assigned ES Seguros an Insurer Financial Strength rating of A-, Outlook Stable.

Tranquilidade Vida

Tranquilidade Vida also continued to show a positive performance. In the first nine months of 2004 total premium income increased by 3.5% to 611.5 million Euros and net income by 13.9% to 11.5 million Euros compared to the same time period in 2003.

All three main product categories continued to develop positively:

In the PPR (private pension plans) segment, Tranquilidade Vida continued to show leadership, as the market share of mathematical reserves referring to this segment continued to increase from 29.2% in the first nine months of 2003 to 29.6% in the first nine months of 2004, in spite of a decline in total premiums income of 6.1% in this segment.

The production in capitalization products increased 13.6% over the same time period of last year, strongly influenced by the renewal of policies, notwithstanding their lower guaranteed rates.

Term products also continue to develop very strongly in the first nine months of 2004 with total production increasing by 8.2% against 2003.

As a result of these developments, technical results grew 20.5%. However, total investment income decreased by 7.4% compared to the same time period in 2003, mainly due to lower interest rates and the fact that Tranquilidade Vida realized some capital gains in 2003 that were not repeated in 2004.

The decrease in total claims of 20.3% when compared to the same period in 2003 is explained by the fact that Tranquilidade Vida had a large amount of single premium policies maturing in the first nine months of 2003, which did not occur in the same period of 2004.

Finally, total operating costs also showed a very strong decrease of 9.6%, mainly due to the cost control measures implemented at the beginning of the year.

Fitch Ratings has recently assigned Tranquilidade Vida an Insurer Financial Strength rating of A, Outlook Stable.

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Tranquilidade Vida
Main Operating Indicators

	Sep. 2003	Sep. 2004	Var.
	€ millions
Balance Sheet
Investments	5,597.7	5,626.3	0.5%
Net Assets	5,652.1	5,674.5	0.4%
Shareholders’ funds	227.8	276.1	21.2%
Underwriting provisions -direct business	4,675.2	5,195.1	11.1%

Profit and Loss Account
Premiums written – direct business	590.7	611.5	3.5%
Earnings on financial operations	163.3	151.2	-7.4%
Mathematical Provision – direct insurance (variation)	228.2	339.4	48.7%
Share of profit bonus – direct business	20.6	15.2	-26.2%
Cost of Claims – direct insurance	457.7	364.7	-20.3%
Net profit	10.1	11.5	13.9%

Profitability/Productivity
Net profit/Premiums – direct business	1.71%	1.88%	0.17	pp
Net profit/Shareholders' funds	4.43%	4.17%	- 0.27	pp
Net profit/Net assets	0.18%	0.20%	0.02	pp
Net profit/ Number of Employees	123	140	13.8%

Other
Number of Employees	82	82	0.0%

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The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.